06012571

MAYER BROWN ROWE & MAW

April 13, 2006

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated April 13, 2006.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

PROCESSED
APR 19 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
APR 14 2006
WASH. D.C.
192

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

17357654

SCHWARZ
PHARMA

File No.: 82-4406

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Press Release - SCHWARZ PHARMA and Pfizer Enter into Worldwide Transaction

SCHWARZ PHARMA and Pfizer Enter into Worldwide Transaction and Settle Fesoterodine Litigation

Pfizer receives exclusive world-wide rights to Fesoterodine. SCHWARZ PHARMA receives upfront payment of US$ 100 million, additional milestone payments up to US$ 110 million, and a royalty on Fesoterodine and Pfizer's urinary incontinence product Detrol. Transaction settles all patent disputes and claims between both companies surrounding Fesoterodine.

April 13, 2006 - SCHWARZ PHARMA AG, Monheim/Germany and Pfizer Inc., New York, NY/USA agreed on an exclusive world-wide license to Pfizer for SCHWARZ PHARMA's anti-muscarinic NCE Fesoterodine. SCHWARZ PHARMA and Pfizer also settled all existing and potential patent disputes and claims between both companies surrounding Fesoterodine.

"Fesoterodine, which has recently been filed with the US and European regulatory authorities, provides an exciting new treatment option offering significant benefits to patients suffering from overactive bladder. Pfizer's experience and commercial resources ensures that Fesoterodine will become broadly available to physicians and their patients," says Patrick Schwarz-Schuette, CEO SCHWARZ PHARMA AG. "Strategically, we will invest the funds from this transaction to further strengthen our pipeline."

Under the terms of the agreement SCHWARZ PHARMA will transfer all of its rights in Fesoterodine to Pfizer on an exclusive world-wide basis. In return SCHWARZ PHARMA receives an upfront payment of US$ 100 million on the effective date and additional payments up to US$ 110 million contingent on certain milestones, including the approval of the compound in the US and Europe. Upon Pfizer's launch of Fesoterodine, SCHWARZ PHARMA will be entitled to receive royalties on the combined sales of Fesoterodine and Pfizer's current Detrol (tolterodine) product line. Fesoterodine has recently been submitted by SCHWARZ PHARMA for approval in the US and Europe. The agreement is subject to clearance by the US Federal Trade Commission.

SCHWARZ PHARMA's pipeline contains a number of late-stage projects: These include NCEs for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain, all of them in the late stage of clinical development. The most advanced project, the Parkinson's patch, has been launched in Europe in March and has received an approvable letter in the US.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.